UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Skyline Corporation

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

Champion Enterprises Holdings, LLC

775 West Big Beaver Road, Suite 1000

Troy, MI 48084

(248) 614-8200

Attention: Roger K. Scholten, SVP, GC & Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Champion Enterprises Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,490,864*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,864*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%*
14	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Proxy described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose. The calculation is based on a total of 8,391,244 shares of Common Stock of the Issuer outstanding as of January 11, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 11, 2018.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0277 per share, of Skyline Corporation. The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Champion Enterprises Holdings, LLC, a Delaware limited liability company (the “Reporting Person”). The business address of the Reporting Person is 775 West Big Beaver Road, Suite 1000, Troy, MI 48084. The principal business of the Reporting Person is serving as the parent company of Champion Home Builders, Inc. (“CHB”), a Delaware corporation. CHB is a leading producer of manufactured and modular homes for a wide range of homebuyers, as well as factory-built solutions for commercial use across the United States and Western Canada. CHB’s products include single-family and multi-family modular homes, and park models for resorts and campgrounds. Additionally, CHB operates a factory-direct retail business, Titan Factory Direct, and Star Fleet Trucking, which provides transportation services to the manufactured housing industry.

The Reporting Person is managed by a board of managers (the “Board”). The name, residence or business address, citizenship and present principal occupation or employment of each member of the Board and each executive officer of the Reporting Person are listed on Schedule A hereto.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

In connection with entering into the Exchange Agreement (as defined below), the Reporting Person entered into the Voting Agreement (as defined below) with certain stockholders of the Issuer. The Reporting Person did not pay any consideration to the stockholders in respect of the Voting Agreement.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Exchange Agreement

On January 5, 2018, the Issuer and the Reporting Person entered into a Share Contribution & Exchange Agreement (the “Exchange Agreement”) pursuant to which the Reporting Person will combine its operations with the Issuer. Under the Exchange Agreement, (i) the Reporting Person will contribute to the Issuer all of the issued and outstanding shares of common stock of the Reporting Person’s wholly-owned operating subsidiaries through the contribution of all of the issued and outstanding equity interests of each of CHB and CHB International B.V., a Dutch private limited liability company (“CIBV”) (the shares of stock of CHB and CIBV to be contributed to the Issuer, the “Contributed Shares”), and (ii) in exchange for the Contributed Shares, the Issuer will issue to the Reporting Person that number of shares of Common Stock such that at the closing, the Reporting Person (or at its direction, its members) will hold 84.5%, and the Issuer’s shareholders will hold 15.5%, of the Common Stock of the combined company on a fully-diluted basis (the “Shares Issuance”). The contribution of the Contributed Shares by the Reporting Person to the Issuer, and the Shares Issuance by the Issuer to the Reporting Person, are collectively referred to herein as the “Exchange.”

Pursuant to the Exchange Agreement, the board of directors of the Issuer and, pursuant to the Voting Agreement, the Supporting Shareholders, will take all action necessary to ensure that: (a) effective as of the second day following the closing of the Exchange (the “Closing Date”), the size of the board of directors of the Issuer shall be expanded to consist of eleven (11) members, consisting of two members identified as “Company Appointees” to be designated by the Issuer’s pre-closing board of directors pursuant to written notice provided by the Issuer to the Reporting Person as soon as reasonably practicable after the date of the Exchange Agreement but in no event later than ten business days after such date, and nine members identified as “Contributor Appointees” to be designated by the Reporting Person pursuant to written notice provided by the Reporting Person to the Issuer as soon as reasonably practicable after the date of the Exchange Agreement but in no event later than ten business days after such date; and (b) effective immediately following the closing of the Exchange, the specified persons set forth in the Exchange Agreement shall serve as the officers of the Issuer together with such other officers as shall be designated by the Reporting Person pursuant to written notice provided by the Reporting Person to the Issuer as soon as reasonably practicable after the date of the Exchange Agreement but in no event later than ten business days after such date.

Immediately prior to the closing of the Exchange, and subject to the Issuer obtaining an affirmative vote from holders of Common Stock representing a majority of the Common Stock then outstanding, the Issuer will amend and restate its articles of incorporation to provide for, among other things, (i) a change in the name of the Issuer; (ii) an increase in the number of authorized shares of Common Stock from 15,000,000 to 115,000,000 shares; (iii) a provision stating that the number of directors shall be as specified in the Issuer’s bylaws; and (iv) certain other changes (collectively, the “Company Charter Amendment”).

Each of the Issuer and the Reporting Person makes customary representations and warranties in the Exchange Agreement. The Issuer also has agreed to various covenants in the Exchange Agreement, including, without limitation, to cause a special meeting of the Issuer’s shareholders to be held as promptly as practicable to consider and approve the Company Charter Amendment and the Shares Issuance (the “Company Shareholder Approval Matters”), and to file a proxy statement with the Securities and Exchange Commission relating to such special meeting.

Consummation of the Exchange is subject to various conditions, including, without limitation, (i) approval by the Issuer’s shareholders of the Company Shareholder Approval Matters; (ii) the receipt of all required regulatory approvals (without the imposition of any burdensome divestiture condition on the parties, as described in the Exchange Agreement); (iii) the absence of any law, order, or legal injunction which prohibits the consummation of the Exchange and the absence of certain other litigation matters; (iv) the NYSE American listing application for the Issuer’s shares to be issued in the Shares Issuance shall have been conditionally approved; (v) the accuracy of the parties’ respective representations and warranties and the performance of their respective obligations; (vi) the absence of the occurrence of a material adverse effect with respect to each of the Issuer and the Reporting Person, and their subsidiaries, each taken as a whole, between the date of the Exchange Agreement and closing; and (vii) certain other customary conditions.

In connection with the closing of the Exchange, the Reporting Person and certain other parties will enter into various ancillary agreements governing activities of the parties after closing. The Issuer, the Reporting Person and certain other parties will enter into a registration rights agreement (the “Registration Rights Agreement”) providing for, among other things, customary demand and “piggyback” registration rights in favor of the Reporting Person in connection with the shares of the Common Stock received in the Exchange.

The Issuer, the Reporting Person and certain other parties will also enter into an investor rights agreement (the “Investor Rights Agreement”) providing for, among other things, certain agreements relating to the composition of the board of directors of the post-closing combined company, and certain information rights. The Investor Rights Agreement will provide, among other things, that two members of the initial post-closing board will consist of directors designated by the Issuer pursuant to the Exchange Agreement and nine directors of the post-closing board will consist of directors nominated by the Reporting Person. The Reporting Person expects to distribute all or substantially all of the shares of Common Stock held by it to its members at or around the closing of the Exchange, in which case certain of the Reporting Person’s members will have the rights set forth in the Investor Rights Agreement with respect to the composition of the post-closing board of directors.

Voting Agreement

In addition, on January 5, 2018, the Reporting Person and all of the members of the board of directors of the Issuer and certain executive officers of the Issuer (the “Supporting Shareholders”), in their capacities as shareholders of the Issuer, entered into a voting agreement (the “Voting Agreement”) pursuant to which each Supporting Shareholder agreed, among other things, (i) not to transfer his shares of Common Stock other than as permitted by the Voting Agreement, and (ii) to vote his shares of Common Stock in favor of the Company Shareholder Approval Matters (the provisions described in clauses (i) and (ii), collectively, the “Voting Provisions”). Also pursuant to the Voting Agreement, each Supporting Shareholder appointed the Reporting Person as irrevocable proxy and attorney-in-fact to vote such Supporting Shareholder’s shares of Common Stock in favor of the Company Shareholder Approval Matters (the “Proxy”). As a result of the Proxy, the Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock that are beneficially owned by the Supporting Shareholders. Following the time that the affirmative vote necessary to approve each of the Company Shareholder Approval Matters has been obtained, the Voting Provisions and the Proxy will automatically terminate in accordance with the terms of the Voting Agreement. Based on the representations in the Voting Agreement, as of January 5, 2018, the Supporting Shareholders are the beneficial owners of an aggregate of 1,490,864 shares of Common Stock, which includes 45,000 shares of restricted stock that are subject to forfeiture.

The foregoing descriptions of the Exchange Agreement, the Exchange, the Shares Issuance, the Voting Agreement, the Registration Rights Agreement and the Investor Rights Agreement are summaries, do not purport to be complete, and are qualified in their entirety by reference to the full text of the Exchange Agreement, and the exhibits attached thereto, and the Voting Agreement, copies of which are included as exhibits hereto.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) As a result of the Proxy described above, the Reporting Person may be deemed to beneficially own the 1,490,864 shares of Common Stock that are beneficially owned by the Supporting Shareholders (with shared voting power), representing approximately 17.8% of the total outstanding shares of Common Stock. The foregoing calculation is based on a total of 8,391,244 shares of Common Stock outstanding as of January 11, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 11, 2018. To the Reporting Person’s knowledge, without independent verification, none of the individuals identified on Schedule A beneficially owns any shares of Common Stock.

Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose.

(c) Except as set forth in this Item 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed on Schedule A hereto, has effected any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the Supporting Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1.	Share Contribution & Exchange Agreement dated January 5, 2018 by and among Skyline Corporation and Champion Enterprises Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2018).

2.	Voting Agreement dated January 5, 2018 by and among Champion Enterprises Holdings, LLC and each of the shareholders of Skyline Corporation signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

Champion Enterprises Holdings, LLC

By:	/s/ Roger K. Scholten
Name:	Roger K. Scholten
Title:	Sr. V.P.

SCHEDULE A

Except as noted below, the business address of all persons listed below is c/o Champion Enterprises Holdings, LLC, 775 West Big Beaver Road, Suite 1000, Troy, MI 48084. To the knowledge of the Reporting Person, without independent verification, all persons listed below are citizens of the United States.

Name, Title	Present Principal Occupation or Employment

Keith Anderson, Manager, President & CEO	Chief Executive Officer of Champion Home Builders, Inc.
Timothy Bernlohr, Chairman, Manager	Founder and Managing Member, TJB Management Consulting, LLC, 4 Aldans Way, Newtown, PA 18940
Michael Bevacqua, Manager	Managing Director, Bain Capital Credit, LP, 200 Clarendon Street, Boston, MA 02116
Daniel Osnoss, Manager	Senior Managing Director, Centerbridge Partners, L.P., 375 Park Avenue, 12th Floor, New York, NY 10152
Gary Robinette, Manager	Chairman & CEO, Ply Gem Industries Inc., 5020 Weston Parkway, Suite 400, Cary, NC 27513
David Smith, Manager	Managing Director, MAK Capital, 590 Madison Avenue, Suite 2400, New York, NY 10022
Mark Yost, EVP	President of Champion Home Builders, Inc.
Laurie Hough, SVP, CFO & Treasurer	SVP, CFO & Treasurer of Champion Home Builders, Inc.
Roger K. Scholten, SVP, GC & Secretary	SVP, GC & Secretary of Champion Home Builders, Inc.
Timothy Burkhardt, VP & Controller	VP & Controller of Champion Home Builders, Inc.

INDEX TO EXHIBITS

1.	Share Contribution & Exchange Agreement dated January 5, 2018 by and among Skyline Corporation and Champion Enterprises Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2018).

2.	Voting Agreement dated January 5, 2018 by and among Champion Enterprises Holdings, LLC and each of the shareholders of Skyline Corporation signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2018).